

02024574



P.E 3-1-02
1-14712

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F __X__ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosures:

Press conference presentation regarding France Telecom's 2001 Annual Results, dated March 21, 2002.



Press Conference

March 21, 2002

France Telecom 2001 Annual Results

Michel Bon, Chairman and CEO, France Telecom

The spoken word prevails

LEVERAGING PERFORMANCE

Explaining our accounts for 2001 to you today is not an easy task. The fact is that we are posting a loss for the first time in ten years, the first time since France Telecom became a company. Yet in terms of operating income, we have never done better. What I would like to demonstrate to you today is where performance leverage lies within our accounts and how much this is a confidence builder for the future of our group.

Yes, we are taking significant provisions to offset what has turned out to be disappointing in our acquisitions. Yes, our debt is a burden, but it is going down and will continue downward whatever happens. But we should not let this disguise the essential fact. There is no denying it, our operating performance is sound and getting stronger. And the reason is very simple; this progress stems from our business model, which is firmly anchored in our fundamental strategy. This business model is a gold mine of added value and resources.

*

* *

1. Our operating performance is strong

We in the telecommunications sector are lucky to be in a mass-market business that is relatively immune to the current economic slowdown. That obviously helps us deliver regular results and vouches for their lasting character. We are also lucky to be offering attractive services that enjoy faster rising demand than most other goods and services.

Thus, although prices declined steadily from 1997 to 2000, demand in the period for telecommunications services in France grew by 10% a year — almost three times higher than overall household consumption (+ 3.8%).

This buoyant growth has kept up throughout 2001. If we consider the aggregate French telecommunications market, including France Telecom and our competitors, we can observe the following.

- Telephone traffic increased by 13%.
- More mobile phones were sold than in 2000.
- 3.2 million additional households were connected to the Internet, there again, more than in 2000.

In this generally favorable climate, our Group has improved its positions, winning over new customers and increasing its market share. Let's look at a few examples.

In France, in 2001 alone, we were chosen by close to 5 million additional customers, which means today we have 55 million, or 20 million more than we did five years ago, when the law opening up our market to competition was passed.

Outside of France, where we had virtually no customers in 1996, we had close to 36 million at the end of 2001. That's more than the entire customer base of 35 million we had five years ago!

So now we have a total of 92 million customers — up 15 million in a single year. What's more, two thirds of them cannot be attributed to the former telecom monopoly in France.

They are people who freely chose one of the companies in our Group in an openly competitive environment.

We are winning over customers, not only because our markets are expanding, but also because we are increasing our market share.

Our share of the mobile telecommunications market is growing. The trend is particularly clear in the United Kingdom, where Orange moved from 17% of the market (and third place) at the beginning of 1999 to 23% in the spring of 2000, when it joined our Group, and to 28% today, which puts it in first place. But the same thing goes for France, where Orange was chosen by 48% of all new wireless subscribers, up from 47% in the previous year. This gain was achieved entirely in the second half of the year, under the Orange brand name.

Our market share is also growing in Internet services. Wanadoo's share of the French market increased by one point (and probably even more, according to a study by IDC), with similar expansion registered in Spain and England as well.

And in our traditional business area, fixed-line telephony in France, now that competition has matured and prices stabilized, the erosion of our market share has been halted. At the same time, new growth boosters like high-speed Internet and corporate data services to companies have been gaining momentum.

Market expansion and increasing market share thus account for part of our successful operating performance. But a further explanation for this success is that the company has been consistently striving to achieve greater efficiency and to take full advantage of all possible synergies that our new global reach has opened up. The merger between Equant and Global One is an obvious example of such synergies. As of 2001, it has enabled us to save $100 million in capital expenditures and current expenses, and that's only the beginning.

But there are other, less readily apparent examples of synergies, like those achieved by our staff and which ride on the crest of the wave of growth in the market. As a result, the number of minutes carried per network employee has more than tripled since 1995. And the workforce employed in fixed-line services has decreased by 43,000, at an annual rate of about 5%, as a result of redeployment to new activities. Thus, although our Group now serves 55 million customers in France, we and our subsidiaries there have reduced headcount by 24,400 since 1995, when we had a customer base of only 35 million. In other words, the productivity of our employees in terms of the number of customers served has jumped 85% (or 11% a year).

So our superior operating results should be attributed to a combination of the boom on our market, our increasing market share and our efforts at raising productivity. This emerges even more clearly from our pro forma accounts than from our historical accounts, which reflect the impact of new acquisitions at different dates. Our pro forma accounts restate our performance on a two-year basis as if all the various units that currently make up the Group were part of it all along. Let's take a look at what they actually show.

Solid growth in revenues - + 8.5% - a performance that owes nothing to external growth.

A higher rise in gross profit — + 13% — and even higher in operating income — + 19.3%, which proves that scale really matters and that we are talking here about profitable growth.

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* *

2. Our accounts are healthy

Let's move on to discuss the accounts. In just a moment, Jean-Louis Vinciguerra will be presenting them in detail. But this year, I would like to comment on them in greater detail than usual, because of the non-recurring provisions that they include.

Our Group highlights show sales growth still driven by the consolidation of Orange, which was only partially accomplished in 2000. EBITDA and operating income increased at roughly the same pace as last year, and both figures are in line with the analysts' consensus. Our income after taxes, interest and special items also rose to a little over 5 billion euros.

After goodwill amortization of over 3 billion euros, part of which is non-recurring, our net income was in the region of 2 billion euros.

On this basis, we considered it appropriate to take non-recurring provisions totaling 10.2 billion euros, thereby yielding a net loss of 8.3 billion euros.

What justifies these provisions? When our industry experienced a major consolidation process in Europe, between 1999 and 2001, we joined in. If we hadn't, France Telecom's standing and future would have been in jeopardy. The majority of our acquisitions has been successful and has lived up to our expectations, but not all of them. So we've decided on a number of write-downs in our accounts, with the awareness that we are unlikely to recover the former value of the depreciated assets involved.

Let's look at these four provisions in detail.

First of all, the financial difficulties in Argentina have obviously affected Telecom Argentina. The firm is currently negotiating with its creditors to work out a debt restructuring plan that will probably spell the end of our equity stake, since we won't be investing any further in Argentina. We have therefore written off the entire value of Telecom Argentina in our accounts, which amounts to 360 million euros.

Next comes Equant. When we gained control over Equant by merging it with Global One, we didn't launch a takeover bid. Although the company is listed on the Paris and New York stock exchanges, where a takeover bid would have been necessary, it is registered in the Netherlands, and Dutch law makes it possible to proceed otherwise. To compensate for this, we issued Contingent Value Rights (CVRs), which commit us to pay Equant shareholders an amount limited to 15 euros per share if Equant's share price is lower than 45 euros in July 2004. Needless to say, no one can predict how high the price will be at that point, and we trust that the rapid strides made by Equant and its global leadership position will bring it better fortunes on the market. But over the past six months, Equant's share price has fluctuated between 8 and 15 euros — a far cry from 45. For that reason, we considered it safer to take a provision as of today rather than running the risk of having to pay the CVRs in July 2004. This translates into a charge of 2.1 billion euros.

The third provision involves NTL. In July 1999, when we acquired our stake in the company, our aim was to join forces, as minority shareholder, with the number 1 in cable TV and the number 2 in fixed-line telephony in the United Kingdom, and to work together on an equal basis to create a company with a presence in third-generation mobile telecommunications. This undertaking was a failure on two counts. We never obtained a 3G license, and we were unable to prevent NTL from sinking into financial difficulties that now take the form of an extremely heavy debt burden. NTL is negotiating with its creditors and investors in order to reduce this burden and get its accounts back on even keel. We therefore decided to write off our equity interest entirely and to write our claims down to fair value, meaning 35% of par value, which represents a provision of 4.6 billion euros. What is left of NTL in our accounts will involve a deleveraged company with sharply rising income.

This brings us to MobilCom. To give you some background, we took a stake in MobilCom because we wanted to establish a footprint in Europe's largest market, Germany, in 3G telephony. That was the sole purpose of the agreement we signed with Mr. Schmid, the majority shareholder at the time:

- Capital increase in order to finance the UMTS license
- Commitment by France Telecom to help MobilCom finance the network's deployment until actual start-up
- Final say left up to France Telecom regarding financing of this network
- In the event of disagreement, possibility for us to impose our viewpoints and, in return, for Mr. Schmid to then sell us his shares

Since then, the German mobile market has changed considerably, what with overly costly licenses, too many players and regulations which stifle the market's self-regulating capacity. A reduction in the number of players is, to our mind, both inevitable and necessary, and it is in MobilCom's interest, as well as the other smaller players', to join in that consolidation process while at the same time keeping its investments as low as the license obligations will allow.

Unfortunately, Mr. Schmid does not share that view, and has said so in no uncertain terms. The trust we shared no longer exists, not to mention the complex and as yet somewhat murky relations between his wife's companies and MobilCom.

What does this mean about the future?

There are three possible scenarios:

- The status quo, but without Mr. Schmid. In that case, MobilCom cuts back on its investments and then participates when the segment undergoes consolidation, following which its shareholders, including France Telecom, find themselves part of a vaster, more viable structure;

- A second scenario in which Mr. Schmid implements our agreement, points to our disagreement over 3G financing and is then in a position to exercise his put option on us. This hypothesis assumes that it is made clear that Mr. Schmid has not behaved in a way that violated our agreements, as the audit under way will determine. If that is the case, we become MobilCom's majority shareholder, reflect this in our balance sheet–I will return to this risk shortly when I talk about our debt –and implement the same strategy as in the first scenario;

- A third, in which Mr. Schmid persists in seeking to misinterpret our agreements. As soon as we put the matter before the courts, and in the interim before they hand down their verdict, which can take quite a long time, the effect of our agreements is suspended.

What risks does France Telecom run in this situation? First, it will have lost its investments in Germany. We have taken provisions in our 2001 accounts to cover the whole of the investment. Each of the three scenarios also entails its own specific risks. In the most expensive one, France Telecom's debt burden increases by roughly 6 to 7 billion euros, due to the consolidation of existing debt, the cost of the put option and the several hundred millions of euros required for minimum deployment of the network. To offset that additional debt risk, we will sell further assets of around 8bn euros–I'll return to this point later on, in discussing debt.

Were there other provisions that were necessary? If that were the case then we would have taken them and if we had not done so then our auditors, who are more vigilant than ever given the current climate, would have required us to do so. Nevertheless in view of the prevailing climate of unease over our accounts, let me say a few words about the goodwill items we have posted.

When a company acquires another one, it adds that company's entire assets and liabilities to its balance sheet, and particularly that company's shareholder equity. If the purchase price is more than this shareholder equity, then the difference, known as goodwill, is shown as a balance sheet asset and amortized over sometimes quite a long period. In fact, in some companies this can be up to 40 years. We, at France Telecom, amortize our goodwill over a period of 5 to 20 years and this gives us a recurring charge in our 2001 accounts of 2.5 billion euros.

The true value of these goodwill items is examined along with all other company assets at each close of books. This is done by determining what appears to be the fair value of the firm for which the goodwill item had been set up. This fair value is determined by discounting cash flows expected from the firm and the savings they bring to other group companies.

Finally the goodwill provision and the consolidated net book worth of the acquisition are compounded and compared to this fair value. If this value is too low then a non-recurrent write-down is posted. This occurs in our 2001 accounts where we have taken a non-recurring goodwill write-down of 560 billion euros, in addition to the non-recurring goodwill amortization already included in our four non-recurring provisions.

On the subject of these rules, the book value of Orange in France Telecom's accounts is only half of its true value, i.e. the discounted value of its cash flow. There's a simple reason for this: Orange's book value is the sum of Orange UK, purchased at a premium, and France Telecom's wireless business valued at historical cost – that is substantially undervalued. Stock values, which change every day, are not used in Europe to substantiate goodwill. They will be partially used next year in the United States. Even in such a case, the market capitalization of Orange, 50 billion at close of books, is far higher than the value of Orange, including goodwill, carried in our books.

Forgive this short digression, but after Enron, we can't allow misconceptions about our accounts to pass without comment. France Telecom has gone over its books with the critical eye that is now turned on our sector. It has made all the provisions necessary, at the cost of an unprecedented loss. And the accounts are healthy.

Before coming to my next point - our debt - a word about dividends. It wasn't an easy choice. Should we reduce the dividend while our operating income is increasing? Should we commit so much cash when our priority is to repay our debt? We resolved this dilemma by offering shareholders the option of payment by share issue. Our dividend, which remains fixed at one euro per share, will therefore be paid in shares, if the shareholder so chooses. The French State, which holds the majority of our stock, made it known at our Board Meeting last night that it would opt to be paid in stock and that it would hold that stock to prevent dilution. This choice seems to me to be indicative of the State's confidence in the company and in the future improvement in our share value. We estimate this will bring us a total cash saving of between €700 and €800 million.

3 - Debt is under control.

Let's now move on to the main concern of the markets, the concern that is preventing them from acknowledging the value of our sound operating income – our debt.

Our debt is decreasing, in line with our plan:

During the second half of 2001, it was reduced by 4.2 billion euros, shrinking from 64.9 billion to 60.7 billion. At the same time, the composition of the debt improved with a larger portion of convertible debt and its average interest rate has dropped considerably. The debt has reduced because we have completed the planned divestiture of assets, notably ST Micro and a part of our real estate holdings. Our debt ratio (net debt/EBITDA) has fallen, as planned, from 5.6 at the end of 2000 to 5.4 in mid 2001 and to 4.9 at the end of 2001.

Despite this improvement, the critical tone directed at France Telecom's debt has barely wavered. From my discussions with you, with analysts and investors, I finally realized that our explanations don't convince you for one of two reasons.

- Either you consider them too optimistic because they rely on a recovery in the stock market, which would turn the convertible bonds and the treasury stock into hard cash. But we're still waiting for that recovery, etc.
- Or you consider them incomplete because they only take account of certain eventualities and are very obscure about the possible need to honor all off-balance-sheet commitments and because the most fantastic – and alarmist – stories are circulating on the subject of these commitments.

That's why, today, I want to run an exercise with you, one that seems mainly theoretical to me, it's the scenario where everything goes wrong!

- Even if the markets never recover, not by 2003, not by 2005, and we are forced to sell off, at today's prices, our listed assets and our treasury stock and abandon our plan to convert convertible debts into shareholders' stock, our debt will shrink.
- Even if all our off-balance-sheet commitments have to be honored and, one by one, weigh more heavily on our balance sheet, our debt will shrink.
- Even if the worst possible hypothesis comes true for MobilCom, that is an additional 7 billion of debt, our debt will shrink.

If all these things happened at once, you have to admit, it would be bad luck, and I don't think they will. But I'm introducing all these storm clouds because I want to show you that, even then, France Telecom's debt will be reduced and its ratios will return to average.

Let's look at the details.

First our off-balance-sheet commitments.
Here is a comprehensive list, with their maximum risk under today's market conditions. Against this additional debt we have the following resources:

- Unleveraged free cash flow (EBITDA, less CAPEX) which is growing fast – I'll come back to that.
- Divestiture of assets, valued at market value.
- Reduced financial investment, reflecting the priority given to debt reduction.

Now let's approach the scenario with the resources forecast. We see that even in this hypothesis, even providing for the maximum MobilCom risk, which is far from certain, the debt reduces, ratios improve and we are in line with commitments entered into a year ago.

How is it to be done? First, because we are selling off surplus assets. First, Wind in Italy, which is a fine company, in which we hold slightly less than 30%. But Wind's strategy is different from ours. We would want Wind to be the Italian star representative of the finest wireless telephone operator: Orange. However, Wind's owner, ENEL, wants Wind to be the telecom division in a strategy of synergy with the electrical industry. Orange has decided to face the consequences of this difference of opinion. Turning now to TDF, whose development requires financial commitments that are not in line with our priorities: how can you justify France Telecom increasing its debt by 200 billion so that TDF can buy Bouygues' wireless base stations? However, this operation would make a lot of sense to TDF, which would achieve real synergies with the stations it already manages for SFR and Orange. The opening up of TDF's capital to new investors would make this development possible.

However, financing the scenario is above all feasible because our economic model is turning increasingly into a generator of cash resources for the reasons I shall now explain.

Before I deal with this issue, let me just say that, statistically speaking, there is little chance of all these unfortunate events occurring together. So let me briefly sketch a scenario, not particularly optimistic, but merely possible, in which the markets recover.

In this scenario, which includes all the risks of the previous scenario, except consolidation of MobilCom, but which involves the conversion of our convertible bonds and sale of treasury stock, then the debt reduces between now and the end of 2003 by more than 20 billion euros, to settle at around 40 billion euros at the end of 2003 and 30 billion by the end of 2005.

Despite good operating income, despite exhaustive analysis of our debt, some people insist that we will inevitably be forced to increase our capital at a knock-down price or sell off our Orange or Wanadoo stock – something we have no intention of doing. Not because the State - as a number of commentators contend - would prevent us, but because we don't really need to. In addition, calling on shareholders when the stock price is far from its optimum value, whether above or below, would be just plain irresponsible. Those who are afraid we might turn to the market in this way don't understand the implications of the strategy as set out in our business model.

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4 - A business model generating substantial resources

In short (but I will come to details): at the outset, new business eats up cash and income. As it matures it gradually generates more and more free cash flow and it is those resources, in essence, that repay debt. Let's look at the details in France Telecom's case.

When the law was passed in 1996 opening up fixed-line communication to competition, 90% of France Telecom's sales were generated by fixed-line services in France, and indeed two thirds came from its monopoly in voice in France. For this essential part of our business the future is certain: loss of market share, sharp drop in prices, falling margins and planned decline. Faced with this dismal prospect, we are implementing a strategy that you now know is aimed at stimulating usage patterns, both old and new, and making us an international player.

At the end of 2001 this strategy had transformed France Telecom's business. We went international in top gear, and new business now represents the major part of our revenues. By moving into these new wireless, Internet and data businesses, we have gone further and faster than our European peers.

What consequences have this rapid transformation of France Telecom had on its accounts? To assess them you must understand the life cycle of an economic activity and its financial development. Let me give you a simple example: wireless telephony in France.

In the beginning you must build a network, cover the territory. You invest a lot, for very little return. The ratio that represents this heavy capital expenditure is that of investment to revenues (CAPEX/Revenues). It starts very high, then, with the network in place, and the customers, it tends to stabilize. At the same time as you build the network you have to look for your first customers. That costs a lot, and in the beginning you don't cover the businesses running costs. The ratio that represents that is EBITDA to Revenues. In the beginning it's heavily negative, but it improves rapidly and finally settles around the average for a capital-intensive activity, at about 40%. The financing requirement is the exact combination of these two ratios: EBITDA brings in cash after eating it up in the beginning and investments consume a lot before they become stable.

France Telecom's recent history is one of continuing addition of businesses at the start of their economic life cycle, as exemplified by wireless telephony in France as I've just described. And the maturing of our older businesses has been constantly offset in our accounts, and even beyond, by the arrival of new businesses at the start of their life cycle. However, today the weight of new business entered in our books over the last 5 years is such that the maturing effect will become apparent and play an ever-increasing role.

Let's return to France Telecom's economic model: it combines a business already at maturity – fixed-line in France – with businesses that are now approaching maturity. The free cash flow generated by our traditional business is relatively stable, and that generated by the new businesses is rising rapidly. Over the coming years we shall inevitably be posting in our accounts:

- A strong rise in EBITDA because added to the relatively stable earnings from fixed-line in France we shall see those rapidly increasing earnings from maturing new businesses.
- A strong growth in financial surpluses (unleveraged free cash flow).

This effect will be intensified by the growing contribution from the new businesses in our revenues, which will accelerate the pace of maturity of those businesses even more.

To sum up: I'm sure that our economic model, the one our strategy set up five years ago, will provide the income I have just described. And that's the reason why, despite the provisions made this year, my confidence in France Telecom remains unshaken.

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5 - 2002 Outlook

Before taking your questions, just a few final words on how we see our business in 2002.

For Orange, as Jean-Francis Pontal just demonstrated, we shall reap the full benefit of this maturity I described earlier. With a high rate of penetration, revenue per customer becomes stable and acquisition costs fall. The delay in UMTS limits investment, which generates positive free cash flow.

For Wanadoo, too, the year looks promising, with a shakeout in the ISP market, the expansion of broadband and a marked fall in the cost of interconnections. Wanadoo's target is 8 million customers by the end of 2002, of which 5 will be broadband.

Our traditional fixed-line business in France should experience a year similar to the last two or three, with a slow decline in revenues and margins. This doesn't mean that things are static. In some areas, there have been improvements. Erosion of market share has slowed and the price war has receded. In other areas, however, as was expected, the situation has deteriorated. Indeed, our competitors have moved into local communications and interconnection costs have fallen considerably, especially for the Internet. But all in all, that doesn't buck the trend. What will change all of this, and very quickly I believe, is that broadband is coming into its own. France Telecom already makes high-speed access available to two thirds of its customers and that will rise to 80% by the end of 2003. And the number of users is rising rapidly, France being second in Europe in this field.

Finally, outside of France, the year will see further progress from Equant and the total integration into the group of the Polish operator, TPSA.

TPSA is the incumbent Polish operator. We have become their strategic partner and we will consolidate them for part of the year 2002 (probably from April). It will bring us around 11 million customers in fixed-line telephony and 3 million for wireless. In a full year it will generate around 4.5 billion euros in revenues and 1.8 billion euros in EBITDA.

Equant should benefit greatly from the shakeout in its market, with weak but troublesome players disappearing and the full-year synergies from its merger with Global One. Its EBITDA, which was near zero in 2001 (pro forma), should reach 200 million dollars this year.

All this creates a very favorable operating outlook for 2002.

As our business model gets into full swing, France Telecom will generate more and more free cash flow. And this will rebuild a sound balance sheet for us, even under the most pessimistic assumptions.

Once again, in 2002, we should achieve double-digit revenue growth. As in the last two years, we expect this growth to be virtuous, that is to say profitable, with faster pro forma growth in EBITDA and in operating income (EBIT) than in revenues. The maturing process that I mentioned earlier will enable us to generate substantial unleveraged free cash flow and lower our debt ratio in line with our commitments.

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France Telecom is robust, our future is clearly mapped out and full of promise.


france telecom
wanadoo

Press conference

Results 2001


france telecom
Press conference
2001 Results



Certain of the statements contained in these presentations that are not historical facts, including, without limitation, statements made in the "Outlook" sections of the presentations, are statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors, (i) changes in the competitive and regulatory framework in which our companies operate, (ii) changes in exchange rates, including particularly the exchange rate of the Euro to the US dollar and US dollar-influenced currencies and the Euro to the British pound, (iii) changes in economic or technological trends, (iv) customers and market concentration, (v) risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability and (vi) general competitive and market factors on a global, regional and/or national basis. We have no obligation to update these statements.



Strong operating performance


France Telecom
wins new customers

Total France Telecom traffic




in billions of minutes
218.8
192.9
+13.4%
2000
2001

Strong growth in total telephone traffic

Growth in mobile phone sales in France 2000/2001 (millions of units sold)




14.0
14.7
+5%
at Dec. 31, 2000
at Dec. 31, 2001

More mobile phones sold than in 2000

Internet market growth
in France




8.2 million households connected to the Internet
5 million households connected to the Internet
2.84 million households connected to the Internet
End 1999
End 2000
End 2001

Faster pace: more than 3.2 million additional households connected in 2001

France Telecom's expanding customer base in France



In thousands


Cable
Internet [1]
Wireless
Fixed-line
35,469
37,566
40,812
45,831
51,024
55,798
1996
1997
1998
1999
2000
2001

(1) Subscribers registered during the years preceding 1999 and active customers after 1999

Nearly 5 million additional customers in one year

France Telecom's expanding customer base outside France



In thousands

- Cable
- Internet (1)
- Fixed-line
- Wireless



176
819
3,478
9,139
26,002
35,906
1996
1997
1998
1999
2000
2001

(1) Subscribers registered during the years preceding 1999 and active customers after 1999

36 million, more than the group's entire customer base in 1996




France Telecom Group's expanding customer base
In thousands
91,705
77,027
2,175
6,337
2,097
2,642
+19.0%
40,009
39,218
Cable
Internet (1)
Fixed-line
Wireless
33,070
43,184
2000
2001
(1) Active customers
Nearly 92 million customers in controlled subsidiaries



Strong operating performance

France Telecom
gains ground against the competition



Orange, No. 1 in the UK




Market share
17%
22%
25.4%
28.2%
No. 3 in market
No. 1 in market
1st Quarter 1999
1st Quarter 2000
1st Quarter 2001
4th Quarter 2001

From 3rd to 1st place in the UK

Stable market share in long distance telephony in France



As a %



85
70
55
40
69.8
67.2
12/99
6/00
12/00
6/01
12/01

A competitive offering



Strong operating performance

Synergies / Productivity



Global One / Equant Synergies



- $100 million from merger in 2001
- $200 million a year in CAPEX from 2002
- $350 million a year in operating expenses from 2003

Growth in network productivity



Index base 100 in 1995


320
280
240
200
160
120
80
40
0
1995
1998
2001 actual
329
Traffic carried / network workforce
Growth in traffic carried
Decrease in network workforce

Productivity up threefold

Increase in Group productivity in France



Index base 100 in 1995


170
130
90
50
100
Increase in productivity
Expanding customer base
Decrease in workforce, France
1995
2001

Productivity up twofold



Strong operating performance


Healthy
operating figures

Pro forma accounts: robust, profitable growth



- Revenues: + 8.5%
- EBITDA: + 13 %
- Operating income: + 19.3%

Strong operating performance in 2001

Group highlights (1)



Euros in billions

	2000	2001	% 01/00
Revenues	33.67	43.03	27.8
EBITDA	10.81	12.32	14.0
Operating income	4.86	5.20	7.1
Income before amortization of goodwill & non-recurring provisions	4.75	5.02	5.7

Growth in EBITDA in line with forecasts

Group highlights (2)



Euros in billions

	2001
Income before amortization of goodwill & non-recurring provisions	**5.02**
Amortization of recurring goodwill	**-2.53**
Amortization of non-recurring goodwill	**-0.56**
Income before non-recurring provisions	**1.93**
Non-recurring provisions	**-10.21**
Net income	**-8.28**

France Telecom's accounts are healthy

Non-recurring provisions



Telecom Argentina



- On December 21, 2001, the Argentine government decided to end parity between the peso and the US dollar.
- The necessary debt restructuring (debt equity swap) has convinced the 2 core shareholders (France Telecom and Telecom Italia) that they no longer have control of the business and must therefore account for Telecom Argentina (*) under the equity method.
- In view of the risk of dilution of France Telecom's holding, it is considered prudent to write down the total value of the company in the accounts:

  Amortization of goodwill: - 0.2bn euros
  Equity value: - 0.2bn euros

(*): France Telecom holds 50% of Nortel and 14% of Telecom Argentina

Equant (CVR)



- When it acquired Equant, France Telecom issued CVRs to minority shareholders to compensate for not having purchased the entire capital stock

- In July 2004, France Telecom will repay the difference, up to a maximum of 15 euros, between 60 euros and the Equant share price

- As a prudent accounting measure, France Telecom is now establishing a charge that covers maximum risk (2.1bn euros)

An emphasis on caution, although the fall in Equant's share price is clearly excessive

NTL



In view of the ongoing discussions over NTL, France Telecom takes the following position:

- Total write-down of NTL ordinary shares
- Value of convertible preferred shares adjusted to market value (35%)
- Overall net impact on France Telecom's accounts: 4.6bn euros (0.8bn euros in H1 2001 and 3.8bn euros in H2 2001)
- Residual exposure: 1.8bn euros on a company free of debt and whose income is growing strongly

MobilCom (1)



Main points of our agreements with MobilCom

- France Telecom pledges to help MobilCom until start-up if necessary
- The "fundamental matters" involved in this financing must be approved by Orange :
  - Business plan
  - Budget
  - Investments
  - Articles of incorporation, etc.
- In the event of continued disagreement between Orange and G. Schmid on any of the fundamental matters, Orange is entitled, after a mediation process, to impose its solution
- In such a case, G. Schmid has the right to sell his shares to Orange at a price fixed by independent experts

An agreement geared toward 3G

MobilCom (2)



Our vision of the German mobile telephony market

- Since the agreement was signed with MobilCom in March 2000, the German wireless market has changed considerably:
  - 6 players, 2 of which currently control 80% of the market
  - It will be very difficult for the 4 other players, holding the remaining 20%, to achieve a reasonable level of profitability
  - This makes consolidation inevitable, resulting in a market of 3 or 4 players within 2 years
- France Telecom therefore believes that it is in MobilCom's interest:
  - to limit its investments to meeting the minimum obligations under the license, pending consolidation in the industry
  - to sign a network sharing agreement with the other operators
  - to participate actively in the consolidation process by initiating discussions with the other operators

An inevitable consolidation process

MobilCom (3)



Possible scenarios for MobilCom

- Status quo (Orange retains its 28.3% stake):
  - Change in top management
  - Adoption of a strategic vision suited to market realities
- G. Schmid concurs with our interpretation of the agreements and exercises his put option:
  - France Telecom/Orange include MobilCom in their consolidated accounts
  - France Telecom /Orange apply the same strategic vision (minimum investment, active pursuit of consolidation)
- Continuing dispute over how to interpret the agreements between France Telecom/Orange and G. Schmid:
  - France Telecom/Orange refer the case to the courts
  - Agreements suspended during the proceedings

France Telecom/Orange will not finance an unapproved business plan

MobilCom (4)



Extent of provision

- Write-downs:

Proportional to Orange's stake (84.2%):	2.7bn euros
France Telecom shareholder loan:	0.5bn euros
	3.2bn euros

Taking the UMTS situation in Germany into account

MobilCom (5)



France Telecom/Orange's financial exposure on MobilCom

- France Telecom/Orange situate their maximum additional debt risk at between 6 and 7 billion euros
- This exposure corresponds to MobilCom's current debt and to minimum investments over the next 18 months, pending consolidation of the German market
- Whatever the final scenario, the way the potential charge is to be shared between France Telecom and Orange will be decided in an equitable fashion by the independent investment banks appointed by the non-executive members of both Boards of Directors ("fairness opinion")
- When this consolidation takes place, MobilCom and its shareholders, including France Telecom, will be diluted in a part of a vaster and more viable entity

France Telecom/Orange's financial exposure on MobilCom is limited

Goodwill



- When a company is bought out, its assets and liabilities are included in the accounts of the acquiring company
- The difference between the purchase price of the securities and the historical value of the acquired company's net assets is recorded in the balance sheet as "goodwill" in the case of fully or proportionately consolidated companies.
- Goodwill is generally amortized over a period of 20 years
- Regularly, the value of the acquired company in the consolidated accounts is compared to its fair value.
  The following criteria are used to determine fair value.
  - Discounted cash flow
  - The various other advantages expected at the time of the acquisition, such as synergies made possible by incorporating the acquired company into the consolidated group's operations.
- If the fair value turns out to be lower, a special amortization provision is charged to the accounts

France Telecom applies European accounting standards

Non-recurring provisions



Euros in billions

MobilCom	-3.19
NTL	-4.58
Equant (CVR)	-2.08
Telecom Argentina	-0.36
Total	**-10.21**

2001 dividend



- The France Telecom Board Meeting of March 20, 2002 adopted a draft resolution (to be put before the Annual General Meeting on May 28th) offering shareholders the option of receiving dividends either in shares or in cash
- Payment in shares will be made through a capital increase confined to this operation
- The French State has indicated that it will be opting for share dividends and will be holding its new shares

Dividend maintained: 1 euro per share



Our debt is *under control*



Financing and debt in the second half of 2001

Financing in H2 2001



Euros in billions

	H2 2001
Funds from operations	**+4.9**
Net CAPEX (incl. licenses)	- 4.2
Change in working capital requirement	+ 0.1
Free Cash flow	**+0.8**
Investments	- 3.6
Disposal of assets	+ 2.0
Effect of changes in consolidation scope and exchange rates	+ 2.4
Sale of real estate	+ 2.7
Reduction in debt	**+4.3**

After sale of real estate, debt reduced to 60.7bn euros

Decline in net debt



Euros in billions



65.0
60.7*
5.1
10.7
59.9
50
Exchangeable notes
& Convertible bonds,
incl. 2.7bn euros under
soft mandatory clause
(STM and France Telecom)
Net debt, not incl.
CBs and ENs
30/06/01
31/12/01

(*) incl. sale of real estate in 2001 (proceeds in 2002)

Net debt at December 31, 2001:
50bn euros (not. incl. France Telecom CBs & Orange ENs)

Decreasing interest rates



- Weighted average interest on long-term liabilities, end of period


6.20%
6.00%
5.80%
5.60%
5.40%
5.20%
5.00%
4.80%
6.0%
5.9%
5.3%
31/12/00
30/06/01
31/12/01

Weighted average interest down 0.7 points at end of period

Debt ratio (net debt / EBITDA)




5.8
5.6
5.4
5.2
5.0
4.8
5.6
5.4
4.9*
31/12/00
30/06/01
31/12/01

(*) Based on net debt of 60.7bn euros at year-end 2001
(including sale of real estate)

Whatever the scenario,
rapid return to a balanced financial structure

Maximum additional debt arising from off-balance-sheet commitments



Euros in billions

- Worst-case scenario: all off-balance-sheet commitments (including MobilCom risk) would have to be met in the period at market conditions

	2002-2003	*2004-2005*	*Total*
Vodafone put option	5.0		5.0
Eon put option (net value)	0.2		0.2
DT call option (net value)	0		0
CableCom (NTL) preferred	1.3		1.3
Kulzcyk (TPSA) put option		2.0	2.0
Equant CVRs		2.1	2.1
Total off-BS commitments	6.5	4.1	10.6
MobilCom risk	6.5		6.5
Maximum off-BS debt	13.0	4.1	17.1

Slightly more than 17bn euros in risk (including MobilCom) in the period 2002-2005

Resources in the period 2002-2005



Euros in billions

- **Early shift from disposal of assets to free cash flow generation**

	2002-2003	2004-2005	Total
Operating free cash flow (*)	13	24	37
Free cash flow - FCF (**)	4	10	14
Disposal of listed assets (***)	3.3	2.7	6
Disposal of unlisted assets	10	1	11
Sale of real estate & receivables	3		3
Investments	-1	-1	-2
Total resources	19.3	12.7	32.0

(*) Op. FCF = EBITDA – CAPEX
(**) FCF = Op. FCF-(interest expense, tax, dividends and change in working capital)
(***) valuation base, March 2002

Over 30bn euros in resources over a 4-year period

Value of non-core listed assets



Euros in billions

- Current valuation assumed to remain valid through 2004-2005

		2002-2003	*2004-2005*	*Total*
STM stock (2.9%)	38 euros	1.0		1.0
STM ENs (soft mandatory)	38 euros		1.1	1.1
FT treasury stock	32 euros	1.6		1.6
FT ENs (soft mandatory)	32 euros		1.6	1.6
Sprint PCS stock (5.6%)	11 dollars	0.7		0.7
Total listed assets		**3.3**	**2.7**	**6**

(*) assumption: March 2002 market value

About 6bn euros in disposable listed assets

Value of non-core unlisted assets



- **Divestitures already planned:**
  - Casema, Noos, Numericable & others — 3bn euros
- **New divestitures decided:**
  - Wind, TDF, satellite consortia — 8bn euros

Total divestitures — 11bn euros

Nearly 11bn euros in disposable unlisted assets

Resources and uses of funds in the period 2002-2005 (worst-case scenario)



Euros in billions

- In each of the 2 sub-periods, the net surplus is situated between 5bn and 10bn euros

	2002-2003	2004-2005	Total
Total resources	19.3	12.7	32.0
Maximum off-balance-sheet risk	-13	-4.1	-17.1
Surplus of resources over uses	6.3	8.6	14.9

Surplus of over 15bn euros in the period 2002-2005

Group debt
2002-2005 (worst-case scenario)



Euros in billions

- **Significant reduction in debt by 2005 owing to large supluses**

	2002-2003	2004-2005
Debt beginning of period	**60.7**	**58.3**
- surplus of resources over uses	-6.3	-8.6
+ TPSA debt (*)	3.9	
Debt end of period	**58.3**	**49.7**
Net debt / EBITDA ratio	**3.3-3.5**	**2.2-2.6**

(*) inclusion in consolidated accounts

Return to a balanced financial situation

Significant improvement in balance-sheet ratios (worst-case scenario)




Net debt / EBITDA
6.0
5.0
4.0
3.0
2.0
5.6
4.9
3.3-3.5
2.2-2.6
12/312000
12/31/2001
12/31/2003
12/31/2005

Return to a balanced financial situation by end 2003 and to a positively healthy one by end 2005

Group debt
2002-2005 (best-case scenario)



Euros in billions

- MobilCom not consolidated and gradual market recovery leading to further debt reduction:
  - Conversion of CBs/ENs: 8bn euros
  - Sale of France Telecom treasury stock at 70 euros: 2bn euros

	2002-2003	2004-2005
Debt, beginning of period	60.7	44.8
Surplus of resources over uses	- 6.3	- 8.6
MobilCom not consolidated	- 6.5	
CB/EN Conversion and sale of treasury stock	- 7	- 3
+ TPSA debt	+ 3.9	
Debt, end of period	44.8	33.2
Net debt / EBITDA ratio	2.6-2.8	1.5-1.7

Substantial improvement in ratios if the stock market picks up and MobilCom is not consolidated

Ratios in the best-case scenario



- **Net debt / EBITDA**


6
5
4
3
2
1
0
5.6
4.9(*)
2.6-2.8
12/00
12/01
12/03
12/05

(*) based on net debt of 60.7bn euros in 2001 (including disposal of real estate)

Return to a balanced financial situation by end 2003 and a positively healthy one by end 2005





A business model
generating considerable resources

France Telecom in 1996



Business areas



2%
4%
4%
23%

International



4%
800m euros
96%

- Orange
- Wanadoo
- Fixed-line, voice and data services outside of France
- Fixed-line, voice and data services In France
  - Of which, fixed-line telephony

- International revenues
- Revenues France

1996 - total revenues: 22.9 billion euros

Our strategic aims



- Achieve growth by focusing on the new telecom segments (wireless, Internet)
- Become a pan-European operator in those new business areas
- Provide global services to multinational corporations





Transformation of France Telecom
Business areas: 1996
2001
Orange
Wanadoo
Fixed-line, voice and data services outside of France
Fixed-line, voice and data services in France
of which, fixed-line telephony
2%
23%
14%
46%
16%
4%
Group revenues x2
International : 1996
2001
800m euros
96%
International revenues
France revenues
36%
64%
15.4bn euros
International share of revenues x9
The face of the Group changed completely in 5 years: 22.9bn euros in revenues in 96, 43bn euros in 01

A stronger performer than the other European incumbents



Breakdown of consolidated revenues



Telephony (and other)
New business areas
1999
2000
France Telecom
1999
2000
Average for peers (BT, DT, TEF, TI)

Sources: company reports

Business model in one of the new areas: Orange France



- **Unleveraged free cash flow rising rapidly after maturity**



CAPEX/revenues
EBITDA/revenues
0%
1994
1995
1996
1997
1998
1999
2000
2001
2002 est.

Business model in one of the new areas:
Orange France



- **Unleveraged free cash flow rising rapidly after maturity**


20%
0%
-20%
-40%
Unleveraged
FCF/revenues
1994
1995
1996
1997
1998
1999
2000
2001
2002 est.

France Telecom's business model



- **Telephony in France**
- **New fixed-line products in France**
- **New business areas (France and international)**
  - wireless
  - internet

Continuous generation of free cash flow

Anticipated business model: start-up losses, then profitability

A stronger performer than the other European incumbents

A stable base for free cash flow:
fixed-line services in France





Revenues
ADSL access + data
Telephony
Euros in billions
2000
2001
2002 est.
2003 est.
2004 est.
2005 est.



Fixed-line and other segment in France
EBITDA/revenues
CAPEX/revenues
%
2000
2001
2002 est.
2003 est.
2004 est.
2005 est.

The new business areas reach maturity



CAPEX/EBITDA ratio



140%
120%
100%
80%
60%
40%
20%
0%
2001
2002 est.
2003 est.
2004 est.
2005 est.
Group

Converging CAPEX/EBITDA ratios in new business areas and in fixed-line services

Unleveraged FCF grows as the new business areas mature

% of revenues

- Greater maturity translates into:


40%
35%
30%
25%
20%
15%
EBITDA/revenues
Rising profit margin (EBITDA/revenues)
10%
Unleveraged FCF/revenues
20%
Declining investment ratio (Capex/revenues)
CAPEX/revenues
2001
2005 est.

The profit margin rises, while the CAPEX rate falls

Surge in unleveraged FCF:
a powerful boost in financing



- **Our new business areas, at maturity, generate unleveraged FCF at a faster pace as a percentage of EBITDA**


200%
150%
100 %
50%
0%
34%
66%
58%
42%
% Unleveraged FCF/EBITDA
% CAPEX/EBITDA
2001
2005 est.

A substantial medium-term improvement of unleveraged FCF

Surge in unleveraged
free cash flow




Group
New
Business
areas
Fixed-line
and other
in France
0
1998
1999
2000
2001
2002 est.
2003 est.
2004 est.

Faster pace from 2002, thanks to new business areas

New business areas now the largest component in revenues




70%
60%
50%
40%
30%
20%
10%
0%
1998
1999
2000
2001
2002 est.
2003 est.
2004 est.
2005 est.



Financial
results 2001

Jean-Louis Vinciguerra



Group highlights



Euros in billions

	2000	2001	% 01/00
Revenues	33.67	43.03	+ 27.8%
EBITDA	10.81	12.32	+ 14.0%
Operating income	4.86	5.20	+ 7.1%
Net income before amortization of goodwill & non-recurring provisions	4.75	5.02	+5.7%

EBITDA growth in line with forecasts

Group highlights



Euros in billions

	2001
Income before amortization of goodwill & non-recurring provisions	5.02
Amortization of recurring goodwill	- 2.53
Amortization of non-recurring goodwill	- 0.56
Income before non-recurring provisions	1.93
Non-recurring provisions	- 10.21
Net income	- 8.28

Asset readjustment to market values




Business
segment analysis

Business segment analysis in 2001



Euros in billions

	Orange	Wanadoo	Fixed-line, voice and data services-France	Fixed-line, voice and data services-outside France	Consolidated Group
Revenues from segment (*)	15.09	1.56	23.23	7.38	43.03
EBITDA	3.29	-0.06	7.90	1.17	12.32
Operating income before special items	1.44	-0.15	4.46	-0.25	5.41
CAPEX (**)	3.36	0.11	2.72	1.91	8.10
Operating free cash flow	-0.07	-0.17	5.18	-0.75	4.22
UMTS Licenses	0.87				0.87

(*) Before intra-group eliminations
(**) Excluding UMTS licenses

Considerable FCF maintained on the "Fixed-line, voice and data services in France" segment, first positive FCF for "Orange"

Business segment analysis


ORANGE

Orange
Historical highlights for the segment



Euros in billions

Share of revenues after Intra-Group eliminations



34.3%

Share of EBITDA



26.7%

	2000	2001	% change
Revenues	9.03	15.09	+67.2%
EBITDA	1.67	3.29	+97.1%
D & A	-1.04	-1.85	+78.6%
Operating income before special items	0.63	1.44	+127.5%
CAPEX excluding licenses	2.45	3.36	+37.0%
Unleveraged free cash flow	-0.78	-0.07	
UMTS licenses (*)	7.07	0.87	ns

(*) Fees paid

Strong growth in EBITDA and operating income

Orange

Pro forma highlights for the segment



Euros in billions

Share of revenues after Intra-Group eliminations


34.3%

Share of EBITDA


26.7%

	2000	2001	% change
Revenues	12.06	15.09	+25.1%
of which, network revenues	*10.23*	*13.43*	*+31.3%*
EBITDA	1.77	3.29	+86.3%
as a % of network revenues	*17%*	*24%*	
of which, SACs as a % of network revenues	*23%*	*15%*	
D & A	1.38	1.85	+33.7%
Operating income before special items	0.39	1.44	+276.0%
as a % of network revenues	*4%*	*11%*	
CAPEX excluding licenses	3.36	3.36	ns
Unleveraged free cash flow	-1.59	-0.07	[illegible]
UMTS licenses	7.07	0.87	-87.6%

A 7-point improvement in pro forma EBITDA margin

Business segment analysis

WANADOO



Wanadoo
Historical highlights for the segment



Euros in billions

Share of revenues after Intra-Group eliminations


3.4%

Share of EBITDA


-0.5%

	2000	2001	% change
Revenues	1.11	1.56	+40.7%
EBITDA	-0.07	-0.06	+4.4%
As a % of revenues	-6%	-4%	[illegible]
D & A	-0.06	-0.09	-43.4%
Operating income before special items	-0.13	-0.15	-18.8%
As a % of revenues	-12%	-10%	
CAPEX	0.10	0.11	+15.4%
Unleveraged free cash flow	-0.16	-0.18	

Toward positive EBITDA in 2002

Business segment analysis




Fixed-line, voice
and data services in France

Fixed-line, voice and data services in France
Historical highlights for the segment



Euros in billions

Share of revenues after intra-Group eliminations



46.1%

Share of EBITDA



64.1%

	2000	2001	% change
Revenues	20.79	23.23	+11.7%
EBITDA	8.14	7.90	-2.9%
As a % of revenues	*39%*	*34%*	
As a % of revenues	*34%*	*34%*	
D & A	-3.52	-3.45	-2.0%
Operating income before special items	4.63	4.46	-3.7%
As a % of revenues	*22%*	*19%*	
CAPEX	2.36	2.72	+15.0%
Unleveraged free cash flow	5.78	5.17	

EBITDA margin stable

Fixed-line, voice and data services in France
Revenues after intra-group eliminations

Euros in billions

	2000	2001	%	Comparable figures (*)
Fixed-line telephony	13.15	13.84	+5.3%	-5.0%
Corporate networks	2.43	2.68	+10.6%	+10.6%
On-line services	0.79	0.93	+18.4%	+18.4%
Broadcasting and cable TV	1.01	1.06	+4.8%	+4.8%
Other	1.29	1.32	+2.6%	+2.6%
Total fixed-line voice and data services in France	18.66	19.83	+6.3%	-1.2%

(*) after restatement of license reversion

Decline in fixed-line telephony offset by expanded business from corporate networks and on-line services



Business segment analysis



Fixed-line, voice
and data outside France





Fixed-line, voice and data services outside France
Historical highlights for the segment

Euros in billions

Share of revenues after intra-group eliminations


16%

Share of EBITDA


9.5%

	2000	2001	% change
Revenues	5.94	7.38	+24.4%
EBITDA	1.04	1.17	+11.6%
As a % of revenues	*18%*	*16%*	
D & A	-1.07	-1.42	+31.8%
Operating income before special items	-0.03	-0.25	ns
As a % of revenues	*-1%*	*-4%*	
CAPEX	2.34	1.91	-18.5%
Unleveraged free cash flow	-1.30	-0.74	[illegible]

Expanding business and improved unleveraged FCF

Fixed-line, voice and data services
outside France



Dollars in billions

Equant pro forma (**): profitability on the rise

	2000	2001	% change
Revenues	**2.73**	**3.06**	**+12.1%**
EBITDA adjusted (*) *As a % of revenues*	**-0.18** *-7%*	**-0.01** [illegible]	[illegible]
D & A	**0.34**	**0.45**	**+34.8%**
Operating income adjusted (*) *As a % of revenues*	**-0.51** *-19%*	**-0.56** *-18%*	**+10.7%**

(*) Excluding expenses related to the employee shareholding plan, non-recurring and special items

(**) Pro forma = Global One and Equant on a full-year basis

Strong growth in EBITDA (positive as of Q4 2001)




Analysis
of consolidated results

Pro forma operating figures (*)



Euros in billions

	2000	2001	% change
Revenues	39.66	43.03	+8.5%
COGS	-16.79	-17.62	+4.9%
As a % of revenues	*42.3%*	*40.9%*	
S G & A	-11.54	-12.52	+8.5%
As a % of revenues	*29.1%*	*29.1%*	
R&D	-0.43	-0.57	+32.8%
As a % of revenues	*1.1%*	*1.3%*	
EBITDA	10.90	12.32	+13.0%
As a % of revenues	*27.5%*	*28.6%*	
D&A	-6.32	-6.91	+9.4%
As a % of revenues	*15.9%*	*16.1%*	
Special items	-0.22	-0.21	-6.7%
As a % of revenues	*0.6%*	*0.5%*	
Operating income	4.36	5.20	+19.3%
As a % of revenues	*11.0%*	*12.1%*	

(*) Figures for 2000 recalculated on the basis of consolidation scope at December 31, 2001

Operating income rising twice as fast as revenues

From EBITDA to operating income
on a historical basis



Euros in billions

	2000	2001	% change
EBITDA *As a % of revenues*	10.81 *32.1%*	12.32 *28.6%*	+14.0%
D&A	-5.73	-6.91	+20.7%
Special items	-0.22	-0.21	-6.7%
Operating Income *As a % of revenues*	4.86 *14.4%*	5.20 *12.1%*	+7.1%

Higher D&A due to the entry of high-growth business into our consolidated accounts

From operating income to net income
before non-recurring provisions



Euros in billions

	2000	2001
Operating income	**4.9**	**5.2**
Net interest expense	-2.0	-3.8
Changed actuarial cost of early retirement plan	-0.2	-0.2
Exchange losses, net	-0.1	-0.3
Other non-operating income, net	+4.0	+3.5
Income tax	-1.3	+1.4
Employee profit-sharing	-0.1	-0.1
Equity in net income of affiliates	-0.3	-0.7
Minority interests	-	0.2
Net income before goodwill and non-recurring provisions	**+4.7**	**+5.0**

Net income before goodwill and non-recurring provisions has remained stable

From income before non-recurring
provisions to net income



Euros in billions

	2001
Income before goodwill amortization & non-recurring provisions	5.0
Amortization of recurring goodwill	-2.5
Amortization of non-recurring goodwill	-0.6
Income before non-recurring provisions	1.9
MobilCom	-3.2
NTL	-4.6
EQUANT (CVR)	-2.1
Telecom Argentina	-0.4
Net income	-8.3

Assets readjusted to fair value

Orange

Jean-François Pontal





Conclusion and outlook


Michel Bon



Operating and financial objectives: Orange



- Stable ARPU and steadily declining acquisition costs
- Improvement in financial outlook
  - In 2002, more than 30% increase in EBITDA and positive unleveraged free cash flow
  - For 2003/2004, the targeted profit margin is 40% in France and 35% in the UK

Operating and financial objectives: Wanadoo



- **Reach the 8-million active subscriber mark on a pro forma basis:**
  - Of which, 1.3 million broadband
- **Win market share for all products in all countries**
- **Continue to improve financial results:**
  - 30% growth in consolidated revenues
  - Positive consolidated EBITDA for the full year

Fixed-line, voice and data services in France: growth boosters



ADSL

- **Reach rate:**

  66% by year-end 2001, with 18 million lines
  73% forecast for year-end 2002, with 21 million lines
  80% at year-end 2003, with 23 million lines



In thousands of ADSL lines
ADSL subscribers
Corporate connections
69
113
111
183
177
267
257
430
408
12/00
3/01
6/01
9/01
12/01

Number of ADSL lines multiplied by 6.2 in one year France in 2nd place in Europe

Operating and financial objectives: Equant





Target revenues of 3.4 billion dollars in 2002, assuming an improved business climate
200 million dollars in EBITDA in 2002
Positive free cash flow by 2004

Conclusion



- As its business plan comes into full swing, France Telecom will be generating FCF at an increasingly rapid pace; disposal of non-core assets will also contribute heavily to debt reduction.
- In the medium term, France Telecom will move toward a sounder balance-sheet structure.
- Therefore, in order to reduce its debt, and as long as market prices have not picked up significantly, France Telecom:

  will not be selling its treasury stock

  has no intention of either issuing shares or selling the Orange shares it currently holds.

Confidence in robust business plan

Favorable outlook for 2002



- Double-digit growth in revenues
- Even faster growth in gross profit (EBITDA) and in operating income (EBIT)
- Considerable resources available (unleveraged free cash flow)
- Further decrease in net debt/EBITDA ratio

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM



Dated: March 22, 2002

By: ______________________
Name: Jean-Claude Grynberg
Title: Director, Investor Relations